SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM •*

HAIPING LI *

RORY MCALPINE •

JONATHAN B. STONE *

PALOMA P. WANG

•(ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _______ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com May 28, 2021

AFFILIATE OFFICES

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BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

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BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

VIA EDGAR

Ms. Cara Wirth

Mr. Dietrich King

Mr. Scott Stringer

Ms. Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AiHuiShou International Co. Ltd. (CIK No. 0001838957)

Registration Statement on Form F-1

Dear Ms. Wirth, Mr. King, Mr. Stringer and Ms. Cvrkel:

On behalf of our client, AiHuiShou International Co. Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company has updated the Registration Statement to (i) include its unaudited interim condensed consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 and (ii) reflect other recent developments.

Securities and Exchange Commission

May 28, 2021

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and its amendment thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*        *        *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Jimmy Chen, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141 2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Kerry Xuefeng Chen, Chief Executive Officer, AiHuiShou International Co. Ltd.

Chen Chen, Chief Financial Officer, AiHuiShou International Co. Ltd.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen C. Wang, Partner, Latham & Watkins LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP